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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sal. Oppenheim Jr. & CIE Securities, Inc.

RECD S.E.C.
MAR 1 9 2009
503

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue, Suite 911
(No. and Street)

New York (City) NY (State) 10177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Gulino (212) 888-8633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William H. Ahrens
(Name – *if individual, state last, first, middle name*)

PO Box 37, 102 Newfield Road (Address) Winchester Center (City) CT (State) 06094 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred Gulino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sal. Oppenheim Jr. & CIE Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2010

Fred J. Gulino
Signature

VICE PRESIDENT
Title

Veronica D. De Los Santos
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAL. OPPENHEIM JR. & CIE. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDTION
AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2008

SAL. OPPENHEIM JR. & CIE. SECURITIES, INC.
INDEX
DECEMBER 31, 2008

William H. Ahrens
Certified Public Accountant

CPA in CT and NY

P.O. Box 37
Winchester Center, CT 06094

Independent Auditor's Report

To the Board of Directors
Sal. Oppenheim jr. & Cie. Securities, Inc.

I have audited the accompanying statement of financial condition of Sal. Oppenheim jr. & Cie. Securities, Inc. (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sal. Oppenheim jr. & Cie. Securities, Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

William H. Ahrens

William H. Ahrens, CPA
Winchester Center, CT
March 11, 2009

SAL. OPPENHEIM, JR. & CIE. SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
Cash and cash equivalents	$	10,303,382
Commissions receivable from affiliates		184,882
Expense reimbursement receivable from affiliate		158,167
Income taxes receivable		674,458
Prepaid expenses		26,373
Furniture and equipment at cost, net of accumulated depreciation and amortization		201,870
Other assets		23,313
Total Assets	$	11,572,445
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	2,804,522
Deferred rent payable		59,998
Total Liabilities		2,864,520
Stockholder's Equity		
Common stock - $.01 par value:		
Authorized - 1,000 shares		
Issued and outstanding - 100 shares		1
Additional paid-in capital		1,084,307
Retained earnings		7,623,617
Total Stockholder's Equity		8,707,925
Total Liabilities and Stockholder's Equity	$	11,572,445

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Business:

Sal. Oppenheim Jr. & Cie. Securities, Inc. (The "Company") was incorporated on June 17, 1988 under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) pursuant to Section 15 of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a wholly-owned subsidiary of Sal. Oppenheim Jr. & Cie., KGaA a limited partnership formed under the laws of the Federal Republic of Germany.

The Company operates out of an office in New York City.

The Company's principal business is introducing European securities transactions on a fully disclosed basis to its parent, for which it receives one-third for Swiss transactions and 50% of commissions charged on each transaction on all other European transactions. The Company's clients are institutional and are located principally throughout the United States.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

Commissions are earned on a trade date basis. Service fees are recognized as the services are completed.

Depreciation and Amortization:

Depreciation and amortization of property and equipment is provided for by the straight-line method over the estimated useful lives of the respective assets.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (Continued):

Income Taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). Deferred tax assets and liabilities are provided using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to amounts that more likely than not to be realized.

In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). The interpretation was effective for financial statements issued for fiscal years beginning after December 15, 2007, which was later deferred to December 15, 2008, by the FASB. This standard provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company does not expect the adoption of FIN 48 to have an effect on it's financial statements.

Deferred Rent:

Rent expense is recorded on a straight line basis over the life of the lease contract.

Note 3 – Profit Sharing Plan:

The Company has in place a Section 401(k) plan with a matching provision which covers substantially all full-time employees. The expense associated with this plan was $125,033.

Note 4 – Net Capital Requirement:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2008, the Company had net capital of $7,430,849 which exceeded its requirement by $7,239,881. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2008 this ratio was .39.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.

Note 5 – Commitments and Contingencies:

The Company is committed to a lease for office space at a fixed rate plus allocable expense increases as follows:

Year ended December 31, 2009	$ 162,400
Year ended December 31, 2010	194,880
Year ended December 31, 2011	194,880
Year ended December 31, 2012	196,504
Year ended December 31, 2013	204,624
Thereafter	837,984
Total	$1,791,272

Rent expense for the year ended December 31, 2008 amounted to $204,081.

Note 6 – Concentrations:

Currently, the Company's revenue is based on introducing German and Swiss stocks to its clients. If conditions affecting the level of activity of purchases and sales of these stocks from United States investors should prove unfavorable in the future, this would affect operating results adversely.

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Note 7 – Corporate Income Taxes:

The Company files Federal, New York State and New York City tax returns.

The provision for income taxes is as follows:

	Current	Deferred	Total
Federal	$(37,667)	$436,801	$399,134
State and local	2,243	146,139	148,382
Total income tax expense	$(35,423)	$582,940	$547,516

The deferred tax asset is as follows:

Federal	$ 388,077
State and local	231,275
	619,352
Less: Valuation Allowance	(619,352)
Net deferred tax asset	$ -

Note 7 – Corporate Income Taxes (Continued):

A valuation allowance is recognized against deferred tax assets if it is more likely than not that such asset will not be realized in future years. Accordingly, a valuation allowance for the full amount has been recorded against the deferred tax asset in accordance with the realization criteria established by Statement of Financial Accounting Standards No.109 "Accounting for Income Taxes". The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income.

Note 8 – Transactions with affiliates:

Commissions receivable from affiliates represents amounts due for trades introduced to the Company's Parent or a subsidiary of the Parent. All the Company's commission revenue is earned from affiliated companies.

Expense reimbursement receivable from affiliate represents amounts owed for costs paid on behalf of a subsidiary of the Parent.

Note 9 – Furniture and Equipment:

Furniture and equipment consist of:

Office Equipment	$111,184
Office Furniture	105,294
Leasehold Improvements	44,538
Computer Software	4,138
Total Fixed Assets	265,154
Less: Accumulated depreciation and amortization	(63,284)
Total	$201,870

During the year December 31, 2008 the Company had depreciation expense of $29,084 and amortization expense of $4,183.

Note 10 – Letter of Credit:

The Company has a $100,107 letter of credit available by draft with JP Morgan Chase Bank, N.A. This letter of credit is issued relative to that certain lease dated June 26, 2007 for which the Company maintains a Certificate of Deposit in the amount of $100,107. Funds under the letter of credit are available against the Company's draft. At December 31, 2008 the Company has not utilized the letter of credit. The letter of credit will terminate March 01, 2018 unless the expiration date has been automatically extended 30 days prior to the current termination date.